

Mail Stop 4720

July 24, 2009

Robert R. Hill, Jr.
President and Chief Executive Officer
SCBT Financial Corporation
520 Gervais Street
Columbia, SC 29201

>   **Re: SCBT Financial Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
>   **File No. 001-12669**

Dear Mr. Hill:

    We have reviewed your response dated July 15, 2009 and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Financial Statements

Note 4 – Investment Securities, page F-21

1.   We note your response to comment 6 of our letter dated June 26, 2009. We have the following additional comments:

- We reiterate our request from our previous comment letter for you to provide us with the following information:

    a)   The relative significance you place on each piece of evidence used in your impairment analysis;

    b) The primary evidence you relied on to support a realizable value equal to or greater than the carrying value of the investment;

    c) The class of each security that you hold (mezzanine, senior …)

- Please tell us and revise future filings to disclose if principal and interest payments are still being made on a timely basis for each security.

- Please provide us with the cash flow analyses you used to support a realizable value equal to or greater than the carrying value of the PreTSL IX B-3 and PreTSL X B-1 securities. Please confirm that you use the same methodology for all of your trust preferred securities. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-1 and FAS 124-1 and related guidance. Specifically address the following related to the assumptions used in your cash flow analysis:

    a) Discount rate: tell us the discount rate used and how you determined it;

    b) Deferrals and defaults:

        1) Please tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying each individual security;

        2) Please tell us the dollar amount of deferrals and defaults experienced by the trust by quarter;

        3) Please tell us your estimate of future deferrals and defaults and compare your estimate to actual amounts experienced to date;

        4) Tell us how you treat deferrals (e.g. – do you treat deferrals the same as defaults); and

        5) Tell us about your recovery rate.

- Please tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at December 31, 2008 and March 31, 2009. Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end.

- Please revise future filings to clearly disclose how you calculate excess subordination and explain how the subordination percentage relates to other column descriptions in order for an investor to understand why this information is relevant and meaningful.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Management's Discussion and Analysis, page 16

Problem Loans, page 26

2.   We note your response to comment 8 of our letter dated June 26, 2009. Please revise future filings to include a discussion of the performance and progression of your four loan participations from Silverton Bank.

        *   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Babette Cooper, Staff Accountant, at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

                                 Sincerely,

                                 John P. Nolan
                                 Senior Assistant Chief Accountant